77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR 2022 AND PROVIDES DEVELOPMENT UPDATE

March 8, 2023, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period and year ended December 31, 2022 and provided an update with respect to its development and expansion pipeline.

FOURTH QUARTER 2022 HIGHLIGHTS

Highlights for the three month period and year ended December 31, 2022, including events subsequent to the quarter, are set out below:

Financial:
•Granite's net operating income ("NOI") was $102.4 million in the fourth quarter of 2022 compared to $86.3 million in the prior year period, an increase of $16.1 million primarily as a result of net acquisition activity and the completion of developments and expansions beginning in the fourth quarter of 2021 and contractual rent adjustments;
•Same property NOI - cash basis(4) increased by 6.0% for the fourth quarter of 2022, excluding the impact of foreign exchange;
•Funds from operations ("FFO")(1) was $77.2 million ($1.20 per unit) in the fourth quarter of 2022 compared to $66.8 million ($1.02 per unit) in the fourth quarter of 2021;
•FFO was $289.3 million ($4.43 per unit) for the year ended December 31, 2022 as compared to $255.8 million ($4.00 per unit) excluding financing costs of $4.5 million, for the year ended December 31, 2021;
•Adjusted funds from operations ("AFFO")(2) was $67.0 million ($1.05 per unit) in the fourth quarter of 2022 compared to $59.2 million ($0.90 per unit) in the fourth quarter of 2021;
•AFFO was $264.2 million ($4.05 per unit) for the year ended December 31, 2022 as compared to $239.7 million ($3.75 per unit) excluding financing costs of $4.5 million, for the year ended December 31, 2021;
•During both the three month period and year ended December 31, 2022, the Canadian dollar weakened against the US dollar and strengthened against the Euro. The impact of foreign exchange for FFO for the three month period and year ended December 31, 2022, relative to the same period in 2021, was $0.04 per unit and $nil per unit, respectively, and for AFFO, the impact of foreign exchange was $0.03 per unit and ($0.02) per unit, respectively;
•AFFO payout ratio(3) was 75% for the fourth quarter of 2022 compared to 84% in the fourth quarter of 2021;

•Granite recognized $229.9 million in net fair value losses on investment properties in the fourth quarter of 2022 ($219.7 million for the year ended December 31, 2022) which were attributable to various factors including the expansion in discount and terminal capitalization rates across all of Granite's markets in response to rising interest rates, partially offset by fair market rent increases across the Greater Toronto Area in Ontario (the "GTA") and selective US and European markets reflecting current market fundamentals. The value of investment properties was increased by unrealized foreign exchange gains of $80.0 million in the fourth quarter of 2022 ($338.2 million for the year ended December 31, 2022) primarily resulting from the relative weakening of the Canadian dollar against the US dollar as at December 31, 2022; and
•Granite's net loss in the fourth quarter of 2022 was $126.3 million in comparison to net income of $341.2 million in the prior year period primarily due to a negative change in the fair value of investment properties of $579.0 million, partially offset by a $16.1 million increase in net operating income as noted above and a $95.7 million increase in income tax recovery.

Developments:

During the fourth quarter of 2022 and in 2023 to date, Granite achieved the following milestones with respect to its development and expansion pipeline:
2120 Logistics Way, Murfreesboro, Tennessee
•Granite achieved substantial completion of its 844,000 square foot, 40’ clear height, state-of-the-art modern distribution facility in Murfreesboro, Tennessee that was leased starting December 1, 2022 to a leading investment-grade producer of specialized commercial vehicles for the entire space, for a term of 10.4 years.

©23 Phoenix Aerial Photography, Inc.
Nashville TN 615-255-2000
Photo Date: 01/04/2023

2120 Logistics Way, Murfreesboro, TN

Houston, Texas, Phase One and Phase Two
•Granite has signed leases with third-party logistics operators for approximately 521,000 square feet of its phase one development at 13220 and 13230 Crosby Freeway in Houston, Texas. The leases executed range in length between 5 and 7 years. Phase one, which consists of two buildings totaling 669,000 square feet, reached substantial completion in March 2023.
•On January 30, 2023, Granite achieved substantial completion of its phase two development, comprising of one building that is approximately 689,000 square feet at 13250 Crosby Fairway in Houston, Texas. Concurrent with completion, the lease with a leading e-commerce retailer, commenced for an initial term of 10.9 years.

13220-13230 Crosby Freeway and 13250 Crosby Fairway, Houston, TX

The Houston and Murfreesboro development properties are expected to receive green building certifications and to meet the criteria of Eligible Green Projects (as defined in Granite's Green Bond Framework, which is available on Granite’s website).

5400 E. 500 S., Whitestown, Indiana
•On January 19, 2023, Granite completed the 329,000 square foot, value-enhancing expansion of its approximate 633,000 square foot modern distribution facility in Whitestown, Indiana. Upon completion the lease for the entire facility was extended for a ten year term.

5400 E. 500 S., Whitestown, IN
Operations:
•During the fourth quarter of 2022, Granite achieved average rental rate spreads on new and renewal leasing of 24% over prior or expiring rents, driven primarily by renewals in Canada executed at 78% over expiring rent, by new leases and renewals in the United

States executed at an average of 24% over prior or expiring rents, and the impact of consumer price index rent escalations on leases renewing in Netherlands at an average of 9%, reflecting the continued strong demand for industrial space in these regions.
•As at December 31, 2022, two income-producing properties located in Canada and the United States were classified as assets held for sale with a combined fair value of $41.2 million.
•Today, Granite released its Green Bond use of proceeds report with respect to the allocation of net proceeds of Granite’s 3.062% $500.0 million Series 4 Senior Debentures due 2027 (the “2027 Green Bond”) and 2.194% $500.0 million Series 6 Senior Debentures due 2028 (the “2028 Green Bond”). As at December 31, 2022, Granite has allocated a total of $862.3 million of net Green Bond proceeds to Eligible Green Projects, as defined in Granite’s Green Bond Framework, representing 100% and 73.5% of the net proceeds of the 2027 Green Bond and the 2028 Green Bond, respectively. Sustainalytics, a leading provider of ESG and corporate governance research and ratings to investors, conducted the verification of Granite’s Green Bond use of proceeds. The Green Bond use of proceeds report can be found on Granite’s website.

Financing:
•During the fourth quarter of 2022, Granite repurchased 1,022,000 stapled units at an average stapled unit cost of $67.60 for total consideration of $69.1 million (2,165,600 stapled units at an average stapled unit cost of $71.81 for total consideration of $155.5 million for the year ended December 31, 2022).
•On March 3, 2023, Granite amended its existing unsecured revolving credit facility (the "Credit Facility") agreement to extend the maturity date for a new five-year term to March 31, 2028.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2022	2021	2022	2021

Revenue(4)	$125.6	$105.3	$455.6	$393.5
Net operating income ("NOI")	$102.4	$86.3	$380.4	$332.7
Net (loss) income attributable to stapled unitholders	$(126.3)	$341.2	$155.8	$1,310.0
Funds from operations ("FFO")(1)	$77.2	$66.8	$289.3	$251.3
Adjusted funds from operations ("AFFO")(2)	$67.0	$59.2	$264.2	$235.2
Diluted FFO per stapled unit(1)	$1.20	$1.02	$4.43	$3.93
Diluted AFFO per stapled unit(2)	$1.05	$0.90	$4.05	$3.68
Monthly distributions paid per stapled unit	$0.78	$0.75	$3.10	$3.00
AFFO payout ratio(3)	75%	84%	77%	80%

As at December 31,			2022	2021
Fair value of investment properties(9)			$8,839.6	$7,971.2
Assets held for sale(9)			$41.2	$64.6
Cash and cash equivalents			$135.1	$402.5
Total debt(5)			$2,930.3	$2,414.0
Net leverage ratio(6)			32%	25%
Number of income-producing properties(9)			128	119
Gross leasable area (“GLA”), square feet(9)			59.4	55.1
Occupancy, by GLA			99.6%	99.7%
Magna as a percentage of annualized revenue(8)			26%	29%
Magna as a percentage of GLA			20%	22%
Weighted average lease term in years, by GLA			5.9	5.8
Overall capitalization rate(7)			4.9%	4.5%

A more detailed discussion of Granite’s combined financial results for the three months and years ended December 31, 2022 and 2021 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the audited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 9, 2023 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 754-1366. For international callers, please call 1 (416) 981-9004. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416)
3

626-4100 (international) and enter reservation number 22025151. The replay will be available until Monday, March 20, 2023.

OTHER INFORMATION

Additional property statistics as at December 31, 2022 have been posted to our website at https://granitereit.com/property-statistics-q4-2022. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2022 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com and on EDGAR at http://www.sec.gov. Hard copies of the audited combined financial statements are available free of charge on request by calling (647) 925 - 7500 or writing to:

Investor Inquiries
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 140 investment properties representing approximately 59.4 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI - cash basis, total debt and net debt, net leverage ratio, available liquidity, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.
(1)FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and
1

certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.
(2)AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit amounts)		2022	2021	2022	2021

Net (loss) income attributable to stapled unitholders		$(126.3)	$341.2	$155.8	$1,310.0
Add (deduct):
Fair value losses (gains) on investment properties, net		229.9	(349.1)	219.7	(1,298.9)
Fair value (gains) losses on financial instruments, net		(2.1)	(0.6)	(11.4)	1.2
Loss on sale of investment properties		—	0.2	0.7	0.8
Current income tax expense associated with the sale of investment properties		—	2.8	—	5.1
Deferred tax (recovery) expense		(24.4)	69.9	(71.0)	229.0
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		—	2.3	(2.7)	3.8
Fair value remeasurement of the Directors Deferred Stapled Unit Plan(1)		0.1	—	(1.8)	—
Non-controlling interests relating to the above		—	0.1	—	0.3
FFO	[A]	$77.2	$66.8	$289.3	$251.3
Add (deduct):
Maintenance or improvement capital expenditures incurred		(2.7)	(6.7)	(8.6)	(9.4)
Leasing costs		(4.5)	—	(9.4)	(2.5)
Tenant allowances		(0.2)	(0.3)	(0.6)	(0.5)
Tenant incentive amortization		0.8	1.2	4.1	5.1
Straight-line rent amortization		(3.6)	(1.8)	(10.6)	(8.8)
AFFO	[B]	$67.0	$59.2	$264.2	$235.2
Basic FFO per stapled unit	[A]/[C]	$1.21	$1.02	$4.44	$3.93
Diluted FFO per stapled unit	[A]/[D]	$1.20	$1.02	$4.43	$3.93
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$1.05	$0.90	$4.05	$3.68
Basic weighted average number of stapled units	[C]	63.9	65.7	65.2	64.0
Diluted weighted average number of stapled units	[D]	64.1	65.8	65.3	64.0
(1)    On June 9, 2022, amendments were made to Granite’s Directors Deferred Stapled Unit (“DSU”) Plan (the “DSU Plan”) to allow, at the discretion of the Compensation, Governance and Nominating Committee (the "CGN Committee”) for the DSUs to be settled in cash or stapled units at the time of redemption. Accordingly, from the amendment date of June 9, 2022, fair value remeasurement of the DSU Plan has been included as an adjustment to FFO.

(3)AFFO payout ratio is calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a non-IFRS ratio widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2022	2021	2022	2021
Monthly distributions declared to unitholders	[A]	$50.0	$49.8	$202.3	$192.6

FFO		77.2	66.8	289.3	251.3
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	—	4.0
Accelerated amortization of Credit Facility deferred finance fees		—	—	—	0.5
FFO adjusted for the above	[B]	$77.2	$66.8	$289.3	$255.8

AFFO		67.0	59.2	264.2	235.2
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	—	4.0
Accelerated amortization of Credit Facility deferred finance fees		—	—	—	0.5
AFFO adjusted for the above	[C]	$67.0	$59.2	$264.2	$239.7
AFFO payout ratio	[A]/[C]	75%	84%	77%	80%

(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
	(in millions)	2022	2021	$ change	% change	(in millions)	2022	2021	$ change	% change
Revenue		$125.6	$105.3	20.3			$455.6	$393.5	62.1
Less: Property operating costs		23.2	19.0	4.2			75.2	60.8	14.4
NOI		$102.4	$86.3	16.1	18.7%		$380.4	$332.7	47.7	14.3%
Add (deduct):
Straight-line rent amortization		(3.6)	(1.8)	(1.8)			(10.6)	(8.8)	(1.8)
Tenant incentive amortization		0.8	1.2	(0.4)			4.1	5.1	(1.0)
NOI - cash basis	59.4	$99.6	$85.7	13.9	16.2%	59.4	$373.9	$329.0	44.9	13.6%
Less NOI - cash basis for:
Acquisitions	4.8	(7.8)	(0.5)	(7.3)		10.5	(50.8)	(9.2)	(41.6)
Developments	0.9	(0.6)	—	(0.6)		0.9	(0.5)	(0.1)	(0.4)
Dispositions and assets held for sale	1.1	(0.6)	(1.9)	1.3		1.1	(3.7)	(8.1)	4.4
Same property NOI - cash basis	53.7	$90.6	$83.3	7.3	8.8%	48.0	$318.9	$311.6	7.3	2.3%
Constant currency same property NOI - cash basis(2)	53.7	$90.6	$85.5	5.1	6.0%	48.0	$318.9	$308.5	10.4	3.4%
(1)    The square footage relating to the NOI — cash basis represents GLA of 59.4 million square feet as at December 31, 2022. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.
(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels.

(6)The net leverage ratio is calculated as the net debt (a non-IFRS performance measure defined above) divided by the fair value of investment properties. The net leverage ratio is a non-IFRS ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at December 31,		2022	2021
Unsecured debt, net		$2,983.6	$2,425.1
Derivatives, net		(138.4)	(44.1)
Lease obligations		33.7	32.2
Secured debt		51.4	0.8
Total debt		$2,930.3	$2,414.0
Less: cash and cash equivalents		135.1	402.5
Net debt	[A]	$2,795.2	$2,011.5
Investment properties	[B]	$8,839.6	$7,971.2
Net leverage ratio	[A]/[B]	32%	25%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at December 31, 2022 and three such assets that were held for sale at December 31, 2021 were excluded from investment properties and related metrics at December 31, 2022 and December 31, 2021, respectively.
(10)Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; the potential for expansion and rental growth at the properties in Ajax, Ontario and Whitestown, Indiana and the enhancement to the yields of such properties from such potential expansion and rental growth; the expected completion of the two industrial properties in Indiana that Granite has committed to purchase; the construction on and development yield of the 89.0 acre site in Houston, Texas; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a 0.4 million square foot distribution facility on the 22.0 acre site in Brantford, Ontario, and the potential yield from the project; the development of a 0.2 million square foot built-to-suit modern distribution facility at a 13.0 acre site in Bolingbrook, Illinois, and the potential yield from the project; the development of a 2.7 million square foot multi-phased business park on the remaining 101.0 acres of land in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 1.3 million square foot multi-phased business park on the remaining 70.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility in Brant County, Ontario and the potential yield of the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2022 dated March 8, 2023, filed on SEDAR at

www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.